401 East Las Olas Boulevard, Suite 800

Fort Lauderdale, Florida 33301

July 17, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	BBX Capital Corporation

Registration Statement on Form S-3

Filed July 6, 2017

File No. 333-219178

Ladies and Gentlemen:

BBX Capital Corporation (the “Registrant”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, that the effectiveness of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) be accelerated so that the Registration Statement becomes effective at 4:00 p.m., Eastern time, on July 19, 2017, or as soon thereafter as possible.

In connection with such request, the Registrant acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information, please feel free to contact me at (954) 940-4925. Thank you for your assistance.

Sincerely,

/s/ Raymond S. Lopez
Raymond S. Lopez,
Executive Vice President and Chief Financial Officer